UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2023

Public Shrek Royalties LLC
(Exact name of issuer as specified in its charter)

Delaware	92-0336540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, Public and the Public Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager, Public or the Public Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and/or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1. BUSINESS

Overview

Public Shrek Royalties LLC, a Delaware limited liability company (which we refer to as “we,” “us,” “our,” “our company” or the “company”), is a limited liability company formed on September 12, 2022 pursuant to the Delaware Limited Liability Company Act (the “LLC Act”). Since its formation, our company has been engaged primarily in acquiring, holding and receiving royalty payments from 25% of the right, title and interest of composer Harry Gregson-Williams, along with a security interest, in the songwriter’s life of rights share of all public performance royalties attributable to the related works (the “underlying asset”). Otis Wealth, Inc., a Delaware corporation (the “manager,” “our manager” or “Otis”), is the manager of our company and serves as the asset manager for the underlying asset.

We offered and sold non-voting membership interests (the “interests”) to raise capital to acquire the underlying asset. We conducted a single closing on November 30, 2023 with respect to the offering and received and closed subscriptions of $889,700. See the offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “offering statement”) under the Securities Act of 1933, as amended (the “Securities Act”), for additional details regarding the offering.

Our manager, Otis Wealth, Inc., a Delaware corporation incorporated on October 4, 2018 (which we refer to as our manager), believes that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high, and quality access has been limited to a tiny fraction of the global economy. Our manager believes that those who do have access to top-quality alternative investments are faced with a lack of transparency, operational overhead and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low, with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The offering was part of the proposed solution to this problem. Public Holdings, Inc., a Delaware corporation and the parent company of our manager (“Public”), is creating a platform (the “Public Platform”) to invest in royalties, art and more alongside traditional equities and crypto. The goal is to unlock every type of alternative asset and give investors true uncorrelated diversification in a modern portfolio.

Our strategy is to acquire the underlying asset, hold such asset for an indefinite period of time, receive royalties from the asset and then sell such asset at a premium over our acquisition price so that investors in our company can make a return on their investment. Additionally, interest holders may be able to realize a return on their investment by receiving sufficient distributions from royalty payments and/or selling their interests on the secondary market, if an active market for our interests continues to develop and is sustained.

The Underlying Asset
The discussions contained in this report relating to the underlying asset, the underlying content and its related industry are taken from third-party sources that we believe to be reliable, and we believe that the information from such sources contained herein is reasonable, and that the factual information is fair and accurate.
Summary Overview
Our company purchased from OWI 25% of the right, title and interest of composer Harry Gregson-Williams, along with a security interest, in the songwriter’s life of rights share of all public performance royalties attributable to the related works.

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Summary: The underlying asset is a 25% interest in the related works that earns income from public performance of the award-winning Shrek media franchise, including films, TV specials and other related content. The catalog generates royalties when the underlying content airs on TV and is streamed online and when the related works play in the corresponding soundtracks, on Shrek-themed theme park rides or are used in other TV, film or commercial programming. The underlying asset is principally the right to receive payments from any source generated with respect to the related works for the life of the rights associated with the related works. The underlying asset includes a security interest in the songwriter’s share of all public performance royalties attributable to the related works, as well as a 25% interest in all existing and potential causes of action, including, but not limited to, actions for infringement, underpayment or non-payment of royalties. The underlying asset does not include ownership or control of the copyright interest in the related works. We do not believe any of the foregoing positively or negatively impacts the value of the underlying asset or the ability to receive royalty revenues. The foregoing rights were established for our company pursuant to an assignment of interest entered into between our company and OWI, as asset seller.
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Shrek Franchise Cultural Significance: Shrek is a media franchise created by DreamWorks Animation, loosely based on William Steig’s 1990 picture book of the same name. The franchise features four computer-animated films: Shrek (2001), Shrek 2 (2004), Shrek the Third (2007) and Shrek Forever After (2010). A short 4-D film, Shrek 4-D, which originally debuted for a theme park ride, was released in 2003. The franchise also includes two television specials, the Christmas television special Shrek the Halls (2007) and the Halloween television special Scared Shrekless (2010). In May 2010, The New York Times described the principal Shrek characters as “brilliantly realized” and said, “nearly a decade after the first Shrek film they remain as vital and engaging fusions of image, personality and voice as any characters in the history of animation.” The series was a financial success, becoming the 17th highest-grossing film franchise of all time and the second highest-grossing animated franchise. A fifth Shrek feature film, to potentially to be called Shrek 5, is anticipated.
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Operating Partners: The underlying asset relies on the following operating partners with respect to the aggregation, audit, enforcement and payment of royalty revenues earned from the underlying asset: Broadcast Music, Inc. (“BMI”), Royalty Exchange, Inc. (“Royalty Exchange”) and, to a lesser extent, Gregson-Williams.
The Shrek Franchise
Shrek is a media franchise created by DreamWorks Animation, loosely based on William Steig’s 1990 picture book of the same name. The franchise features four computer-animated films: Shrek (2001), Shrek 2 (2004), Shrek the Third (2007) and Shrek Forever After (2010). A short 4-D film, Shrek 4-D, which originally debuted for a theme park ride, was released in 2003. The franchise also includes two television specials, the Christmas television special Shrek the Halls (2007) and the Halloween television special Scared Shrekless (2010).
The series primarily focuses on Shrek, a bad-tempered but good-hearted ogre, who begrudgingly accepts a quest to rescue a princess, resulting in him finding friends and going on many subsequent adventures in a fairy tale world.
In May 2010, The New York Times described the principal Shrek characters as “brilliantly realized” and said, “nearly a decade after the first Shrek film they remain as vital and engaging fusions of image, personality and voice as any characters in the history of animation.” The series was a financial success, becoming the 17th highest-grossing film franchise of all time and the second highest-grossing animated franchise. Shrek grossed approximately $268 million in box-office sales, Shrek 2 approximately $441 million, Shrek the Third approximately $323 million and Shrek Forever After approximately $239 million. Shrek won an Academy Award for animated features, and was nominated for an award for adapted screenplay. Shrek 2 was nominated for Academy Awards for animated feature and original song but did not win.
A fifth Shrek feature film, to potentially to be called Shrek 5, is anticipated. On November 6, 2018, it was reported by Variety that Chris Meledandri had been tasked to be the executive producer of the fifth feature film. In November 2024, a DreamWorks Animation intern purportedly leaked that the film would be released in 2025.

The Catalog
Rights
The underlying asset is a 25% interest in the catalog of related works that earns income from public performance of the underlying content. The catalog generates royalties when the underlying content airs on TV and is streamed online and when the related works play in the corresponding soundtracks, on Shrek-themed theme park rides or are used in other TV, film or commercial programming. As an example of the latter, a scene from Shrek is featured in the 2007 Will Smith movie, I Am Legend. Consequently, the underlying asset earns a public performance royalty when I am Legend airs on TV or is streamed.
The underlying asset is principally the right to receive payments from any source generated with respect to the related works for the life of the rights associated with the related works. The underlying asset includes a security interest in the songwriter’s share of all public performance royalties attributable to the related works, as well as a 25% interest in any and all existing and potential causes of action, including, but not limited to, actions for infringement, underpayment or non-payment of royalties.
The underlying asset does not include ownership or control of the copyright interest in the related works. We do not believe any of the foregoing positively or negatively impacts the value of the underlying asset or the ability to receive royalty revenues.
The foregoing rights were established for our company pursuant to an assignment of interest entered into between our company and OWI, as asset seller. The agreement includes an assignment of the foregoing rights to the royalties under (a) the purchase agreement, dated August 16, 2022, between the private collector and OWI and (b) the purchase agreement, dated July 19, 2021, between the private collector and Gregson-Williams, each attached as exhibits thereto. Pursuant to the agreement and the predecessor agreements attached thereto, OWI, the private collector and Gregson-Williams each agree not to enter into any agreement with respect to the underlying content or the underlying asset that would conflict with the terms of the agreement, to not settle any claim or waive any right concerning the underlying content or the underlying asset. The agreement grants our company the right to receive all royalty payments to be paid after the effective date of the agreement, regardless of when earned or when the performances of the underlying content occurred. OWI, the private collector and Gregson-Williams further agree to execute such documents as necessary to fulfill the foregoing rights, and our company was granted a power of attorney in the name of each such party if any such party fails to execute any document as required. Our company is indemnified by OWI, the private collector and Gregson-Williams against all losses and liabilities, including reasonable attorneys’ fees, related to any inaccurate statement of fact made by any such seller or any alleged breach or failure of any such seller to perform the obligations under the agreement.
Operating Partners
BMI is one of four United States performing rights organizations, along with ASCAP, SESAC and Global Music Rights. BMI collects license fees on behalf of songwriters, composers and music publishers and distributes them as royalties to those members whose works have been performed. BMI serves as the primary royalty distributor for the complete right, title and interest of Gregson-Williams in the songwriter’s share of all public performance royalties attributable to the related works. BMI is responsible for aggregating, auditing, enforcing and paying royalty revenues to Royalty Exchange, as secondary royalty distributor (described below). Neither our company nor our manager has or will have a direct contractual relationship with BMI.

Royalty Exchange is a platform that serves as intermediary to facilitate the sale of royalty interests and as secondary royalty distributor in the case of fractional interests, such as is the case with the underlying asset. Our company entered into a royalty accounting agreement with Royalty Exchange, pursuant to which Royalty Exchange was engaged to collect royalty payments from BMI as distributor, account for our company’s interest (25% of composer Gregson-Williams’ interest) and distribute payment to our company accordingly. Our company agreed to pay Royalty Exchange a fee of 5% of each royalty payment as compensation for these services. Royalty Exchange provides, no later than 30 days after receiving a royalty payment from BMI, an accounting statement and the royalty payments due for the applicable accounting period. Our company agreed to object to any payments, statements or other accounts within 30 days of receipt and may, upon 60 days’ notice, inspect Royalty Exchange’s records with respect to the objection. The agreement may be terminated with the consent of Royalty Exchange, if our company determines that BMI or another entity can satisfactorily account for royalty payments or if our company is dissolved. Our company indemnified Royalty Exchange against all losses and liabilities, including reasonable attorneys’ fees, arising from actions brought by third parties, related to our company’s statements of facts. Royalty Exchange is not responsible for any errors or omissions made by BMI with regard to the royalty payments.
To the extent of the rights assigned pursuant to the assignment of interest (most notably with respect to receipt of royalty payments and an interest in existing and potential causes of action), our company also relies on the original seller, Gregson-Williams.
Ownership and Pricing History
The underlying asset was purchased by OWI for $868,000 from a private collector, through Royalty Exchange. The private collector purchased from Harry Gregson-Williams for an unknown price all of the right, title and interest of the composer’s interest, along with a security interest, in the songwriter’s share of all public performance royalties attributable to the related works.
No Insurance
There is currently no insurance available for entertainment royalties. As set forth in the asset management and administrative services agreement entered into between our manager, our company and the managing member (which we refer to as the asset management agreement), our manager agrees to take any reasonable action necessary to enforce, and cover any cost associated with enforcing, the contractual rights held in connection with the underlying asset.
Amortization
We treat the underlying asset as an intangible asset and will amortize the underlying asset. Because it is difficult to estimate the projected future revenues under the underlying asset, our company will amortize the underlying asset over a 15-year period using the straight-line method pursuant to Section 167 of the Internal Revenue Code of 1986, as amended. Accordingly, the underlying asset will be amortized at an annual rate equal to one fifteenth (1/15) of the original cost basis for a period of 15 years.
Market Opportunity

We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including entertainment royalties. Interest rates are expected to remain moderate (albeit rising) across most developed economies, and returns in traditional asset classes such as stocks and investment-grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.

Valued at $717 billion, the U.S. media and entertainment industry represents a third of the global industry. The industry includes motion pictures, television programs, commercials, streaming content, music and audio recordings, broadcast, radio, book publishing, video games and ancillary services and products. The industry is expected to reach more than $825 billion by 2023, according to the 2018-2023 Entertainment & Media Outlook by PriceWaterhouseCoopers.
According to the September 2021 The Price of Rights report by the Variety Intelligence Platform, institutional investors and asset managers have begun taking an active stake in entertainment assets over the last few years as the new streaming structure affords them an opportunity to earn long-term, stable returns. Further, “the yields from royalty-based assets also look attractive to investors relative to other types of fixed-income assets, such as US treasury bonds and corporate debt offerings.” Song catalogs were trading at 9-10x trailing twelve-month revenue about a decade ago, but by 2018 it was up to 13.5x, and 17.5x in 2020, largely based on the way technology and streaming has restructured the consumption of entertainment.
Public Platform & Our Manager

The Public Platform aims to provide:

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investors with access to alternative assets for investment, portfolio diversification and secondary market liquidity for their interests (although there can be no guarantee that a secondary market will continue to develop or be sustained);

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asset sellers with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in offerings conducted through the Public Platform; and

●	all Public Platform users with a premium, highly curated, engaging experience.

The objective is for the Public Platform to become the leading marketplace for investing in alternative assets, to provide investors with financial returns commensurate with returns in the alternative asset industry and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for investors.

To provide investors with access to secondary market liquidity for their interests, Public launched an interface on the Public Platform that enables investors to buy and sell their holdings via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“North Capital”). Our company engaged North Capital to receive orders to buy and sell from interest holders on the PPEX ATS and engaged Dalmore Group, LLC (“Dalmore”) to execute trades through the PPEX ATS. There can be no guarantee that a secondary market will continue to develop or be sustained.
Pursuant to our company’s limited liability company agreement, dated September 12, 2022 (the “operating agreement”), secondary transfers are subject to certain restrictions and the discretion of our manager to waive those restrictions. As a result, investors may not be able to resell or otherwise alienate their interests in certain circumstances.
Our manager anticipates that its core competency will be the identification, acquisition, marketing and management of investment-grade alternative assets for the benefit of the investors.

The operating agreement designates our manager as the managing member of our company. Our manager will generally not be entitled to vote on matters submitted to the holders of our interests. Our manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as manager.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company or any of the interest holders.

In the event our manager resigns as managing member of our company, the holders of a majority of all interests of our company may elect a successor managing member. Holders of interests have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests (excluding our manager), in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company. If so convicted, our manager shall call a meeting of all of the holders of interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove our manager as manager of our company. If our manager fails to call such a meeting, any interest holder will have the authority to call such a meeting. In the event of its removal, our manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve our company, the liquidation provisions of the operating agreement shall applys. In the event our manager is removed as manager of our company, it shall immediately cease to be manager of our company.

See “Item 3. Directors, Executive Officers and Significant Employees” for additional information regarding our manager.

Investment Committee

Our manager assembled the Investment Committee, compromised of employees of Public People LLC (“Public People”), a wholly owned subsidiary of Public, acting on behalf of Public, to assist our manager in evaluating the underlying asset prior to the purchase (including reviewing due diligence materials), managing the underlying asset and to advise our manager and certain other matters associated with our business. The members of the Investment Committee are not and will not be managers or officers of our company and will not have any fiduciary or other duties to the interest holders of our company.

Description of Asset Management & Administrative Services Agreement; Fees; Expenses

Our manager, on behalf of our company, appointed Otis to serve as asset manager to manage the underlying asset and provide certain administrative services to our company pursuant to the asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Investment Committee, our asset manager has sole authority and complete discretion over the underlying asset and to take any action that it deems necessary or desirable in connection therewith. Our asset manager is authorized to, among other things, take such actions necessary for:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of our company indebtedness that is convertible into interests, and the incurring of any other obligations;

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the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of our company (including, but not limited to, the filing of periodic reports on Forms 1-K, 1-SA and 1-U with the Commission), and the making of any tax elections;

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the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of our company (including, for the avoidance of doubt, the underlying asset) or the merger or other combination of our company with or into, or acquisition by, another person;

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the use of the assets of our company (including cash on hand) for any purpose consistent with the terms of the operating agreement, including the financing of the conduct of the operations of our company and the repayment of obligations of our company;

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the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of our company under contractual arrangements to all or particular assets of our company);

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the selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such persons;

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the solicitation of proxies from holders of interests issued on or after the date of the operating agreement that entitles the holders thereof to vote on any matter submitted for consent or approval under the operating agreement;

●	the creation and implementation of applicable policies for the underlying asset and compliance with such policies, including, if applicable, the engagement of third-party independent contractors;

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the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

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the placement of any Free Cash Flow funds in deposit accounts in the name of our company or of a custodian for the account of our company, or to invest those Free Cash Flow funds in any other investments for the account of our company, in each case pending the application of those Free Cash Flow funds in meeting liabilities of our company or making distributions or other payments (as the case may be);

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the control of any matters affecting the rights and obligations of our company, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

●	the indemnification of any person against liabilities and contingencies to the maximum extent permitted by law;

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the entering into of listing agreements with any national securities exchange, an electronic alternative trading system registered with the Commission and the Financial Industry Regulatory Authority, Inc. (“FINRA”) on Form ATS (which we refer to as an ATS) or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

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the registration of any offer, issuance, sale or resale of Interests or other securities issued or to be issued by our company under the Securities Act and any other applicable securities laws (including any resale of interests or other securities);

●	the selection of an auditor for our company;

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the selection of any transfer agent or depositor for any securities of our company, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

●	take any reasonable action necessary to enforce the contractual rights held in connection with the underlying asset.

Additionally, our manager:

●	manages and performs the various administrative functions necessary for our day-to-day operations;

●	provides financial and operational planning services;

●	maintains all appropriate books and records for our company;

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oversees tax, compliance and risk management services and coordinates with appropriate third parties, including independent accountants and other consultants, on related tax matters, including paying routine taxes;

●	supervises the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provides all necessary cash management services;

●	manages and coordinate with the transfer agent, as needed; and

●	generally, performs any other act necessary to carry out its obligations under the asset management agreement.

The asset management agreement will terminate on the earlier of: (i) one year after the date on which the underlying asset has liquidated and the obligations connected to the underlying asset (including contingent obligations) have been terminated, (ii) the removal of our manager as managing member, (iii) upon notice by one party to the other party of a party’s material breach of the asset management agreement or (iv) such other date as agreed between the parties to the asset management agreement.

Our company indemnifies our asset manager and its affiliates, and any of their respective directors, members, stockholders, partners, officers, employees or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the asset management agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such person’s fraud, willful misconduct or gross negligence.

Pursuant to the asset management agreement, all fees, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager, which, as of the date of this report, is our manager, Otis; provided, however, that the asset manager is not responsible for (i) any income taxes imposed on our company and (ii) any indemnification payments to be made pursuant to the operating agreement.

In exchange for providing the above services and agreeing to bear the above fees, costs and expenses, the asset manager, Otis, will receive 5% of any Free Cash Flow distributed. The below list summarizes the anticipated expenses borne and to be borne by the asset manager:

●	any and all fees, costs and expenses incurred in connection with the holding and management of the underlying asset, including security, valuation, marketing and utilization of the underlying asset;

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any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any blue-sky filings required to be made available to investors in certain states and any annual audit of the accounts of our company (if applicable) and any reports to be filed with the Commission;

●	any fees, costs and/or expenses incurred as a result of investor earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or incurred in connection with compliance with applicable regulatory requirements;

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any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company or our asset manager in connection with the affairs of our company;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member;

●	the cost of the audit of the annual financial statements of our company and the preparation of tax returns and circulation of reports to interest holders;

●	the fees and expenses of counsel to our company in connection with advice directly relating to its legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company; and

●	cover any cost associated with enforcing the contractual rights held in connection with the underlying asset.

Indemnification of our Manager

The operating agreement provides that neither our manager, Public nor any of their current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors, nor members of the Investment Committee, nor persons acting at the request of our company in certain capacities with respect to other entities, will be liable to our company or any interest holders for any act or omission taken by them in connection with the business of our company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Our company will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Asset Liquidity

We intend to hold the underlying asset for an indefinite period of time. Liquidity for investors may be obtained by transferring their interests. However, should an offer to liquidate the underlying asset or a portion thereof materializes and be in the best interest of the investors, as determined by our asset manager in its sole discretion, our asset manager will consider the merits of such offer on a case-by-case basis and potentially sell the underlying asset or the applicable portion. Our manager may, but is not required to, solicit input from investors through a non-binding vote. In determining whether an offer to liquidate the underlying asset is in the best interest of investors, our asset manager will consider, among other things, the result of a non-binding vote by investors (if applicable), the length of the time the underlying asset or a portion thereof has been held, whether future airdrops are expected that could result in revenue to our company, market conditions at the time of the offer, confidence in the future market of the underlying asset and the strength of the offer in relation to the current market. If our manager determines that, based on the foregoing factors, a sale of the underlying asset or a portion thereof is in the best interests of investors, our manager will proceed with such sale.

Furthermore, should an asset become obsolete (e.g., lack investor demand for its interests) or suffer from a catastrophic event, our asset manager may choose to sell the underlying asset. As a result of a sale under any circumstances, our asset manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered by insurance) to the interest holders.

Secondary Trading
The Public Platform enables investors to buy and sell interests via the PPEX ATS operated by NCPS. As of the date of this report, the PPEX ATS is the sole trading platform approved by our manager for secondary transfers of interests (for the avoidance of doubt, transfers may occur outside of a trading platform).
Effective November 9, 2023, our company entered into a PPEX ATS Company Agreement with NCPS, pursuant to which NCPS is providing access to the PPEX ATS for facilitation of secondary transactions, which enables investors to buy and sell their holdings via the PPEX ATS. Pursuant to the agreement, NCPS’ role is limited to providing access to the PPEX ATS to facilitate unregistered resale transactions of securities. NCPS is not providing any advice (including, without limitation, any business, investment, solicitation, legal, accounting, regulatory, tax or other advice) in connection with the engagement or its provision of services.
NCPS is a broker-dealer registered with the Commission and a member of FINRA and the Securities Investor Protection Corporation (“SIPC”) and operates the PPEX ATS, an electronic alternative trading system registered with the Commission and FINRA on Form ATS.
The PPEX ATS Company Agreement may be terminated by either party on 30 days’ prior written notice. NCPS may terminate or suspend access to the PPEX ATS or terminate the agreement immediately for breach, upon the occurrence of any event that could prevent NCPS from operating the PPEX ATS or if NCPS determines that the security or normal operation of the PPEX ATS has been compromised and cannot be promptly cured, and may also terminate or suspend access to the PPEX ATS if directed to do so by a governmental, judicial or regulatory authority or self-regulatory organization. Additionally, our company agreed to confidential, binding arbitration.
NCPS, as operator of the PPEX ATS, receives (a) a one-time application fee of $500 and (b) a monthly subscription fee of $35 per month, in each case to be paid by our manager. Further, NCPS will be reimbursed for any reasonable and documented out-of-pocket expenses incurred in connection with due diligence, including, without limitation, bad actor and background checks and reasonable counsel fees. Our manager will not be reimbursed for payment of any such subscription fees or expenses.

Secondary transactions submitted via the Public Platform will be executed on the PPEX ATS through Dalmore Group, LLC (“Dalmore”). Dalmore is a broker-dealer registered with the Commission and a member of FINRA and SIPC. In connection therewith, effective November 30, 2023, our company engaged Dalmore to execute secondary transactions on the PPEX ATS pursuant to a Secondary Market Transactions Engagement Letter. Pursuant to the agreement, Dalmore’s role is limited to acting as agent on behalf of participants in secondary trading on the Public Platform to review, approve and facilitate execution of transactions on the PPEX ATS, and providing services related thereto. Dalmore will not underwrite or purchase securities. Our company agreed to indemnify Dalmore and each of its affiliates and their respective representatives and agents for any losses incurred in any proceeding arising out of their engagement or any matter referred to in the Secondary Market Transactions Engagement Letter, except to the extent caused by the gross negligence or willful misconduct of the indemnified party, and to reimburse any such person for legal and other expenses incurred in connection with any such proceeding. Additionally, our company agreed to binding arbitration. The agreement may be terminated by either party on 30 days’ prior written notice.
In connection therewith, Dalmore receives a commission of up to 5% of the gross proceeds (up to 2.5% from the buyer and up to 2.5% from the seller involved in a transaction) from sales of interests on the Public Platform, such specific percentage as disclosed on the Public Platform. These fees are subject to change, as further disclosed on the Public Platform. For the avoidance of doubt, our company is not responsible for these fees.
An active trading market for interests may not develop or be sustained. If an active public trading market for interests does not develop or is not sustained, it may be difficult or impossible to resell interests at any price. Even if an active market does develop, the market price could decline below the amount paid for given interests.
If the market develops for interests, the market price of interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. Further, there can be no assurance that the PPEX ATS will provide an effective means of selling interests. In light of a variety of factors, including, without limitation, the small market capitalization of our company, there is no guarantee that the PPEX ATS will provide a reliable or effective means of price discovery. Accordingly, any bid or ask prices or historical transactions should not be construed as representative of the fair value of the interests or a direct or indirect value of the underlying asset of our company.
Employees

Our company does not have any employees. All of our day-to-day operations are administered by Public employees on behalf of our manager.

Government Regulation

Regulation of collectibles varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business, including dealer and sales licenses, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, laws and regulations involving sales, use, value-added and other indirect taxes.

Claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities and could expose us to significant damages or other penalties.

Legal Proceedings

None of our company, our manager, our asset manager or any director or executive officer of our manager is presently subject to any material legal proceedings.
Description of Property

Our company has no physical property. Our manager, asset manager and Public are located at 6 Harrison Street, 5th Floor, New York, NY 10013.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Since its formation in September 2022, our company has been engaged primarily in acquiring and holding the underlying asset, receiving royalty payments from the underlying asset and making distributions.
The reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s and Public’s ability to:
●	continue to source high quality assets to securitize on the Public Platform;

●	market the Public Platform and subsequent offerings and attract investors to the Public Platform;

●	continue to develop the Public Platform and provide the information and technology infrastructure to support the platform; and

●	sell the underlying assets at a premium over our acquisition price so that investors in our company can make a return on their investment.

Revenues are expected to be derived from the payments received in connection with the underlying asset and will be recognized in the periods in which payments are received.
Emerging Growth Company

We may elect to become a public reporting company under the the Securities Exchange Act of 1934, as amended (the “Exchange Act”).If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our period reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
Results of Operations
Revenues
During the year ended December 31, 2023, our company recognized $56,111 in revenue, as compared to no revenue during the period from September 12, 2022 (inception) to December 31, 2022. Revenues are recognized in the periods in which royalties are earned upon usage of the underlying content.
Operating Income/(Expenses)
Operating expenses incurred prior to the closing of the offering were paid by our manager and will not be reimbursed. With certain exceptions as follows, pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager, which, as of the date of this report, is our manager, Otis. For the year ended December 31, 2023, we earned $52,348 in operating income, in the form of $56,111 in royalty revenue, $(2,684) in royalty expense (fees paid to Royalty Exchange), $(32) in operating expenses (fees erroneously charged by Silicon Valley Bank) and $(1,047) in management fees paid to our manager in its capacity as asset manager pursuant to the terms of the operating agreement and the asset management agreement. For the period from September 12, 2022 (inception) to December 31, 2022, we earned no operating income and incurred no operating expenses.
Other Expenses
For the year ended December 31, 2023, we incurred other expenses of $31,354, in the form of $21,700 for the one-time true-up payment to our manager described in the offering statement and the intercompany agreement, $9,644 in amortization expense and $10 in other expenses for the interest in our company granted to our manager at formation as initial member, as compared to no other expenses for the period from September 12, 2022 (inception) to December 31, 2022.
Income Taxes
For the year ended December 31, 2023, we recorded a $5,479 provision for income taxes, as compared to no provision for income taxes for the period from September 12, 2022 (inception) to December 31, 2022. Our company’s effective tax rate was 26.1% for the year ended December 31, 2023.
Net Income
As a result of the cumulative effect of the foregoing factors, we generated net income of $15,515 for the year ended December 31, 2023, as compared to no net income/(loss) for the period from September 12, 2022 (inception) to December 31, 2022.

Liquidity and Capital Resources
Our manager, on behalf of our company, appointed Otis to serve as asset manager to manage the underlying assets and provide certain administrative services to our company pursuant to the asset management agreement. Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager. Unless our company becomes able to generate cash flows from operations, our company will be wholly reliant on our manager for its operations. There can be no assurance that our manager will continue to serve in such capacity. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this report.
Cash and Cash Equivalent Balances
As of December 31, 2023, our company had $288 in cash on hand, as compared to no cash or cash equivalents on hand as of December 31, 2022.
Subscriptions
Our company records membership contributions at the effective date. On November 30, 2023, our company finalized the closing of the offering of interests and recorded membership contributions of $889,700. Our company received cash consideration from the sale of interests. Our company recorded no membership contributions during the year ended December 31, 2022.
Off-Balance Sheet Arrangements
We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
The Underlying Asset

Upon acquisition, the underlying asset was recorded at the original cost basis, which was the purchase price paid for the underlying asset. The underlying asset was purchased by our company using a portion of the proceeds from the offering of interests.

Our company treats the underlying asset as an intangible asset, and the underlying asset is subject to tests for impairment. This asset will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of the asset to the estimated fair value of the asset. If the carrying amount exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The underlying asset is being amortized. Because it is difficult to estimate the projected future revenues from the underlying asset, our company is amortizing the underlying asset over a 15-year period using the straight-line method based on management’s estimate of the useful life of the Underlying Asset. Accordingly, the underlying asset is being amortized at an annual rate equal to one fifteenth (1/15) of the original cost basis for a period of 15 years.
There is no guarantee that the underlying asset is free of any claims regarding title and authenticity, or that such claims will not arise. In the event of a title or authenticity claim, our company may not have recourse against the asset seller or the benefit of insurance, and the value of the underlying asset may be diminished.

Revenue Recognition
Our company adopted Financial Accounting Standards Board (“FASB”) ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (“ASC 606”), effective upon formation.
We determine revenue recognition through the following steps:
●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Revenues are derived from the royalty payments received in connection with the underlying asset and are recognized in the periods in which royalties are earned upon usage of the underlying content.
Royalty Receivable
ASC 606 requires an entity to record royalty revenue in the same period in which sales of the underlying content occur. As our company receives royalty reports for sales during a given quarter on a two-quarter delay, our company accrues the related revenue based on management estimates of underlying sales, which estimates are determined by averaging royalty revenue earning in the given quarter during the preceding four years. As a result of accruing royalty revenue for certain quarters based on such estimates, adjustments will be required in the following quarters to true up revenue to the actual amounts reported and received. For the year ended December 31, 2023, our company had no true-ups from the estimates made that would require presentation herein. Our company did not own the underlying asset as of December 31, 2022.
On a quarterly basis, our company will assess likelihood of continued receipts of royalties from third-party partners and record an allowance for doubtful accounts only as a result of an adverse change in such partners’ willingness and/or ability to pay outstanding royalties owed. There was no allowance for doubtful accounts as of December 31, 2023. Our company did not own the underlying asset as of December 31, 2022.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The underlying asset is reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 2 and 3 measurement inputs. If the carrying amount of the asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Income/(Loss) per Interest
We comply with accounting and disclosure requirement of FASB ASC Topic 260, Earnings per Share. Income/(loss) per interest is computed by dividing net income/(loss) by the weighted average number of outstanding interests during the year.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company has adopted the standard, and the adoption of such standard had no impact on our company’s financial statements.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Company

Our company does not have any employees, nor any directors or officers. All of our day-to-day operations are administered by Public employees on behalf of our manager.

Our Manager

Our company operates under the direction of our manager, which is, in turn, managed by its parent, Public. Our manager is responsible for directing the operations of our business, directing our day-to-day affairs and implementing our investment strategy. Our manager is not required to devote all of its time to our business and is only required to devote such time to our affairs as its duties require. Our manager is responsible for determining maintenance required in order to maintain or improve an asset’s quality (if necessary) and evaluating potential sale offers, which may lead to the liquidation of the underlying asset.

We will follow guidelines adopted by our manager and implement policies set forth in the operating agreement unless otherwise modified by our manager. Our manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our manager may change our objectives at any time without approval of our interest holders. Our manager has a limited track record and is relying primarily on the track record of its individual officers, directors and advisors.

Our manager performs its duties and responsibilities pursuant to the operating agreement. Our manager maintains a contractual, as opposed to a fiduciary relationship, with us and our interest holders. Furthermore, we have agreed to limit the liability of our manager and to indemnify our manager against certain liabilities.

The ongoing responsibilities of our manager include the following:

Asset-Related Services

●	define and oversee the underlying asset disposition strategy;

●	evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

●	structure and negotiate the terms and conditions of transactions pursuant to which the underlying asset may be sold or otherwise disposed;

Services in Connection with the Offering of Interests

●	create and submit all necessary regulatory filings, including, but not limited to, Commission filings and financial audits, and coordinate with tlawyers and accountants as necessary in such processes;

●	all other necessary offering-related services;

Interest Holder Relationship Services

●	provide any appropriate updates related to underlying asset or our company electronically or through the Public Platform;

●	manage communications with interest holders, including answering e-mails and preparing and sending written and electronic reports and other communications;

●	establish technology infrastructure to assist in providing interest holder support and services;

●	determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

●	maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of our company;

Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●	provide financial and operational planning services;

●
maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semiannual financial statements;

●	maintain all appropriate books and records for our company;

●	obtain and update market research and economic and statistical data in connection with the underlying asset;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to interest holders or the transfer or resale of securities as may be permitted by law;

●	evaluate and obtain adequate insurance coverage for the underlying asset based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting our company, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, recordkeeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Directors, Executive Officers and Key Employees of our Manager

The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Keith Marshall(1)	President, Secretary, Treasurer & Sole Director	37	March 2022	N/A

(1)	Mr. Marshall is the sole officer and director of our manager, and is employed by Public People.

Keith Marshall: Mr. Marshall is an attorney, entrepreneur and founder. He is the GM, Alternatives, of Public and was General Counsel of our manager prior to the acquisition of our manager by Public. Before working for our manager, Mr. Marshall founded and scaled Unapp, a “super app” for brick-and-mortar businesses. Prior to that, he was an attorney in the Corporate & Securities practice group of Womble Bond Dickinson.

Key Employees of Public

Jannick Malling: Mr. Malling is an entrepreneur in the financial technology space with deep expertise in design and elegant product experience. As founder and co-CEO of Public, he has pioneered fractional trading investing technology and redefined the self-directed investing experience. Prior to Public, Jannick was co-founder & CEO of Tradable; he began his career at Saxo Bank, the original online trading service in Europe.

Leif Abraham: Mr. Abraham is an entrepreneur, founder and investor. He is a co-CEO of Public and, prior to Public, was co-founder and CEO of AND.CO, which he grew to become one of the largest freelancing software companies in the world. AND.CO was acquired by Fiverr (NYSE: FVRR) in 2018. Mr. Abraham is an investor in companies like Ro Health, Orum and Catch. He was named one of the “Top 10 Minds in Digital” by Adweek, is a double Cannes Lions Grand Prix winner and has won an MTV Music Award.

Keith Marshall: See “—Directors, Executive Officers and Key Employees of our Manager.”

Investment Committee

Our manager assembled the Investment Committee, compromised of employees of Public People acting on behalf of Public, to assist our manager in evaluating the underlying asset prior to the purchase (including reviewing due diligence materials), managing the underlying asset and to advise our manager and certain other matters associated with our business. The members of the Investment Committee are not and will not be managers or officers of our company and will not have any fiduciary or other duties to the interest holders of our company. The Investment Committee has no authority other than to provide non-binding advisory support to our manager, when requested, on matters such as:

●	evaluating any third-party offers for acquisition of the underlying asset and recommending disposition if in the best interest of our company and our interest holders; and

●	approving any service providers appointed by our manager in respect of the underlying asset.
Compensation of Our Manager

The following table sets forth the form of compensation and the recipient of such compensation together with the determination of the amount and the estimated amount.

Form of Compensation	Determination of Amount	Estimated Amount
True-up Payment	Otis charged a one-time true-up payment to our company which was intended to be reasonable compensation for Otis’ services, capital commitment and outlay (if applicable) in sourcing and acquiring the underlying asset, as well as our manager’s agreement to pay the offering brokerage fee and offering expenses.	$21,700.

Free Cash Flow
Free Cash Flow consists of the net income (as determined under GAAP) generated by our company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the underlying asset. This amount would be distributed (after the creation of such reserves as our manager deems necessary, in its sole discretion) as follows: (a) 95% to all interest holders pro-rata (which may include our manager, any of its affiliates); then (b) 5% to our asset manager (which amount may be waived by our asset manager in its sole discretion).
These amounts, if any, cannot presently be determined.

Liquidation Rights
Upon the liquidation of our company as a whole, the underlying asset will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are our manager or its affiliates, and thereafter; and thereafter, (iii) first, 100% to the interest holders, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates).
These amounts, if any, cannot presently be determined.

During the year ended December 31, 2023, we paid the true-up payment of $21,700 and a Free Cash Flow distribution of $1,047 to our manager, as compared to no payments to our manager during the year ended December 31, 2022.
Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by our company. Employees of Public manage our day-to-day affairs on behalf of our manager, service the underlying asset and monitor the performance of the underlying asset to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for their services, including services performed for us on behalf of our manager. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our manager, we do not intend to pay any compensation directly to these individuals.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Our company is managed by our manager. At formation, our manager was granted a single interest in our company and became the initial member holding 100% of the then-outstanding interests of our company.

Subsequent to the offering of interests and as of the date of this report, our manager owns 4 interests, a de minimis percentage of the interests outstanding. Our manager may sell its interests from time to time in its sole discretion. The address of our manager is 6 Harrison Street, 5th Floor, New York, NY 10013. Our manager is managed by Keith Marshall as President, Secretary, Treasurer and sole director.

No securityholder beneficially owns more than 10% of our company as of the date of this report.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than as described below, there are no transactions or any currently proposed transactions since our inception or for the current reported fiscal year, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

On October 31, 2023, our company entered into an intercompany agreement with our manager, pursuant to which our manager agreed to advance our company any additional funds required to consummate the acquisition of the underlying asset from our manager.
In anticipation of the closing of the offering of interests, on October 31, 2023, our company entered into an assignment of interest, pursuant to which our manager assigned, transferred and conveyed to our company the underlying asset for consideration of $868,000, such amount to be paid following the closing of the offering of interests.
In connection with the foregoing, our company entered into an asset management and administrative services agreement with our manager, in its capacity as both managing member and asset manager, pursuant to which our manager agreed to take any reasonable action necessary to enforce, and cover any cost associated with enforcing, the contractual rights held in connection with the underlying asset. Additionally, our company entered into a royalty accounting agreement with Royalty Exchange, pursuant to which Royalty Exchange was engaged to collect royalty payments from BMI as distributor, account for our company’s interest (the underlying asset) and distribute payment to our company accordingly. Our company agreed to pay Royalty Exchange a fee of 5% of each royalty payment as compensation for these services. During the year ended December 31, 2023, our company accrued $2,684 in such fees, and on November 17, 2023, our company paid Royalty Exchange $1,206 of such accrued fees in connection with the receipt of a royalty payment.
On November 30, 2023, our company finalized the closing the offering of interests and received and closed subscriptions of $889,700. Our manager acquired three interests in the offering at the same price paid by other investors, $10 per interest.
On December 6, 2023, our company paid our manager the consideration for the underlying asset, $868,000, and the true-up amount described in the intercompany agreement, $21,700, in each case out of the offering proceeds.
On December 6, 2023, our company paid our asset manager the management fee, $1,047.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2023, but was not reported.

ITEM 7.  FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements
Independent Auditor’s Report	F-1
Balance Sheet as of December 31, 2023 (Audited)	F-4
Balance Sheet as of December 31, 2022 (Audited)	F-5
Statement of Operations for the Year Ended December 31, 2023 (Audited)	F-6
Statement of Operations for the Period from September 12, 2022 (Inception) to December 31, 2022 (Audited)	F-7
Statement of Changes in Members’ Equity/(Deficit) for the Year Ended December 31, 2023 and the Period from September 12, 2022 (Inception) to December 31, 2022 (Audited)	F-8
Statement of Cash Flows for the Year Ended December 31, 2023 (Audited)	F-9
Statement of Cash Flows for the Period from September 22, 2022 (Inception) to December 31, 2022 (Audited)	F-10
Notes to Audited Financial Statements	F-11

To the Members of
Public Shrek Royalties LLC
Wilmington, DE

INDEPENDENT AUDITOR’S REPORT
Opinion
We have audited the accompanying financial statements of Public Shrek Royalties LLC. (the “Company”) which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members’ equity/(deficit), and cash flows for the year ended December 31, 2023 and for the period from September 12, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the for the year ended December 31, 2023 and for the period from September 12, 2022 (inception) to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company earned limited net income and operating cash flows for the year ended December 31, 2023 and had an accumulated deficit of $4,059 as of December 31, 2023. The Company is dependent upon its Manager covering the Company’s obligations and the costs of administering the Company. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
●
Exercise professional judgment and maintain professional skepticism throughout the audit.
●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ Artesian CPA, LLC
Denver, Colorado
March 28, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PUBLIC SHREK ROYALTIES LLC
BALANCE SHEET AS OF DECEMBER 31, 2023 (AUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$288
TOTAL CURRENT ASSETS	288

OTHER ASSETS
Royalty Interest	858,356
Royalty Receivable	32,486
TOTAL OTHER ASSETS	890,842

TOTAL ASSETS	$891,130

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Income Tax Payable	$5,479
TOTAL CURRENT LIABILITIES	5,479

MEMBERS’ EQUITY
Membership Interest, issued upon formation	10
Membership Contributions, net
Membership Contributions, Third party	889,670
Membership Contributions, Manager	30
Total Membership Contributions, net	889,700
Accumulated Deficit
Accumulated Deficit	15,515
Distributions	(19,574)
Total Accumulated Deficit	(4,059)
TOTAL MEMBERS’ EQUITY	885,651

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$891,130

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
BALANCE SHEET AS OF DECEMBER 31, 2022 (AUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-
TOTAL CURRENT ASSETS	-

OTHER ASSETS
Royalty Interest	-
TOTAL OTHER ASSETS	-

TOTAL ASSETS	$-

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES	$-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Membership Contributions	-
TOTAL MEMBERS’ EQUITY	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2023 (AUDITED)

Operating Income/(Expenses)
Royalty Revenue	$56,111
Royalty Expense	(2,684)
Operating Expenses	(32)
Management Fee	(1,047)
Gross Profit	52,348

Other Expenses
True-Up Payment	(21,700)
Loss on Impairment	-
Amortization Expense	(9,644)
Other Expense	(10)
Total Other Income/(Expenses)	(31,354)

Income Before Income Taxes	20,944
Provision for Income Taxes	5,479
Net Income	$15,515

Basic and Diluted Income per Membership Interest	$0.17
Weighted Average Membership Interests	88,971

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF OPERATIONS FOR THE PERIOD FROM SEPTEMBER 12, 2022 (INCEPTION) TO DECEMBER 31, 2022 (AUDITED)

Operating Income/(Expenses)
Royalty Revenue	$-
Operating Expenses	-
Gross Profit	-

Other Income/(Expenses)
(Loss) on Impairment	-
Total Other Income/(Expenses)	-

Income/(Loss) Before Income Taxes	-
Provision for Income Taxes	-
Net Income/(Loss)	$-

Basic and Diluted Loss per Membership Interest	$-
Weighted Average Membership Interests	1

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM SEPTEMBER 12, 2022 (INCEPTION) TO DECEMBER 31, 2022 AND THE YEAR ENDED DECEMBER 31, 2023 (AUDITED)

Balance, September 12, 2022 (Inception)	$-
Net Income	-
Balance, December 31, 2022	$-
Membership Interest, issued upon formation	10
Membership Contributions, net
Membership Contributions, Third party	889,670
Membership Contributions, Manager	30
Less: Distributions	(19,574)
Total Membership Contributions	870,126
Net Income	15,515
Balance, December 31, 2023	$885,651

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2023 (AUDITED)

Cash Flows From Operating Activities:
Net Income for the Period	$15,515
Adjustment to reconcile Net Income to Cash Flows From Operating Activities:
Royalty Receivable	(32,486)
True-Up Payment	21,700
Loss on Impairment	-
Amortization Expense	9,644
Membership Interest, issued upon formation	10
Increase in Income Tax Payable	5,479
Total Adjustments	4,347
Net Cash Flows From Operating Activities	19,862

Cash Flows From Investing Activities:
Purchase of Royalty Interest	(868,000)
True-Up Payment	(21,700)
Net Cash Flows From Investing Activities	(889,700)

Cash Flows From Financing Activities:
Membership Contributions, net
Membership Contributions, Third party	889,670
Membership Contributions, Manager	30
Less: Distributions	(19,574)
Total Membership Contributions	870,126
Net Cash Flows From Financing Activities	870,126

Cash at Beginning of Period	-
Net Increase In Cash	288
Cash at End of Period	$288

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF CASH FLOWS FOR THE PERIOD FROM SEPTEMBER 12, 2022 (INCEPTION) TO DECEMBER 31, 2022 (AUDITED)

Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-
Adjustments to reconcile Net Income/(Loss) to Net Cash Flows From Operating Activities:
Impairment Loss	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-

Cash Flows From Financing Activities:
Distributions	-
Membership Contributions	-
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
NOTE 1: NATURE OF OPERATIONS
Public Shrek Royalties LLC (the “Company”) is a limited liability company formed on September 12, 2022 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing 25% of the right, title and interest of composer Harry Gregson-Williams, along with a security interest, in the songwriter’s life of rights share of all public performance royalties attributable to certain related works (such asset, the “Underlying Asset”).
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties. Because of the structure of the Company, the Company is dependent on Otis Wealth, Inc. (the “Manager”), the managing member, asset manager (the “Asset Manager”) and administrator of the Company, and is totally reliant on the Asset Manager to manage its business and fund the Company’s ongoing operating expenses and other capital needs.
The Company acquired the Underlying Asset from the Manager and receives ongoing royalties from the Underlying Asset. The Managing Member, in its capacity as Asset Manager, serves as the asset manager for the Company to manage the Underlying Asset.
The Company sold membership interests in the Company (“Interests”) to secure funding to acquire the Underlying Asset. Investors acquired a proportional share of income and liabilities. All voting rights, except as specified in the Company’s limited liability company agreement, dated September 12, 2022, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., the liquidation of the Company). The Manager manages the ongoing operations of the Company in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company.
Voting Rights
The Manager has broad authority to take action with respect to the Company. Interest holders do not have any voting rights as an Interest holder in the Company except with respect to:
●
the removal of the Manager for cause;
●
the dissolution of the Company upon the for-cause removal of the Manager; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by Interest holders in the Company under the Operating Agreement;
o
change the situations in which the Company can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or

o
give any person the right to dissolve the Company.
When entitled to vote on a matter, each Interest holder is entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders. The removal of the Manager as manager of the Company must be approved by two thirds of the votes that may be cast by all Interest holders. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders present in person or represented by proxy.
NOTE 2:  GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated limited revenues and profits since inception and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company earned limited net income and operating cash flows for the year ended December 31, 2023 and had an accumulated deficit of $4,059 as of December 31, 2023, as compared to no gain or loss for the period from September 12, 2022 (inception) to December 31, 2022 and no accumulated deficit as of December 31, 2022. The Company has limited liquid assets and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon the Manager covering the Company’s obligations and the costs of administering the Company. No assurance can be given that this will be the case.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023, the Company had $288 on hand, as compared to no cash on hand as of December 31, 2022.
Underlying Asset
As an acquisition from a related party, the Underlying Asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the Manager to acquire the Underlying Asset, which is also the price to be paid by the Company. The Underlying Asset was purchased from the Manager.

The Company treats the Underlying Asset as an intangible asset, and the Underlying Asset is subject to tests for impairment. This asset is reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of the asset to the estimated fair value of the asset. If the carrying amount of the asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The Underlying Asset is being amortized. Because it is difficult to estimate the projected future revenues from the Underlying Asset, the Company is amortizing the Underlying Asset over a 15-year period using the straight-line method based on management’s estimate of the useful life of the Underlying Asset. Accordingly, the underlying asset is being amortized at an annual rate equal to one fifteenth (1/15) of the original cost basis for a period of 15 years. As of December 31, 2023, the Company’s total investment in the Underlying Asset was $858,356, net of amortization of $9,644. The Company did not own the Underlying Asset as of December 31, 2022.
There is no guarantee that the Underlying Asset is free of any claims regarding title and authenticity, or that such claims will not arise. In the event of a title or authenticity claim, the Company and/or the Manager may not have recourse against the original asset seller or the benefit of insurance, and the value of the Underlying Asset may be diminished.
Royalty Receivable
ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), requires an entity to record royalty revenue in the same period in which sales of the underlying royalty-generating content occur. As the Company receives royalty reports for sales during a given quarter on a two-quarter delay, the Company accrues the related revenue based on management estimates of underlying sales, which estimates are determined by averaging royalty revenue earning in the given quarter during the preceding four years. As a result of accruing royalty revenue for certain quarters based on such estimates, adjustments will be required in the following quarters to true up revenue to the actual amounts reported and received. For the year ended December 31, 2023, the Company had no true-ups from the estimates made that would require presentation herein. The Company did not own the Underlying Asset as of December 31, 2022.
On a quarterly basis, the Company will assess likelihood of continued receipts of royalties from third-party partners and record an allowance for doubtful accounts only as a result of an adverse change in such partners’ willingness and/or ability to pay outstanding royalties owed. There was no allowance for doubtful accounts as of December 31, 2023. The Company did not own the Underlying Asset as of December 31, 2022.
Fair Value of Financial Instruments
Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The Underlying Asset is reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 2 and 3 measurement inputs. If the carrying amount of the asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Revenue Recognition
The Company adopted ASC 606 effective at its inception.
The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;
●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
Revenues are derived from the royalty payments received in connection with the Underlying Asset and are recognized in the periods in which royalties are earned upon usage of the underlying content. During the year ended December 31, 2023, the Company recognized $56,111 in revenues, as compared to no revenues during the period ended December 31, 2022.
Operating Expenses
Pursuant to an asset management agreement entered into with the Asset Manager, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, the Company are borne by the Asset Manager; provided, however, the Company, and not the Asset Manager, are responsible for (i) any amounts in respect of the indemnification set forth in the asset management agreement, (ii) any indemnification payments to be made pursuant to the Operating Agreement or (iii) taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on the Company with respect to the disposition of an Underlying Asset (“Non-Routine Taxes”).

The fees, taxes, costs and expenses borne by the Asset Manager include: any and all fees, costs and expenses incurred in connection with the holding and management of the Underlying Asset, including import taxes, income taxes, storage, security, valuation, custodial, marketing and utilization of the Underlying Asset; any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any “Blue Sky” filings required to be made and any annual audit of the accounts of the Company (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Asset; any fees, costs, expenses and/or taxes incurred as a result of investor earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or the Asset Manager in connection with the affairs of the Company; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager; the cost of the audit of the annual financial statements of the Company and the preparation of tax returns and circulation of reports to Interest holders; the fees and expenses of counsel to the Company in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company; taxes or fees imposed on the Company other than Non-Routine Taxes; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses (including organizational costs) were borne by the Manager and not reimbursed by the Company. The Manager bears its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.
Leases
Upon inception, the Company adopted FASB Accounting Standards Codification (“ASC”) 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company does not have any lease arrangements in place.
Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code of 1986, as amended (the “IRC”), all Company taxable income or loss flows through to its members. However, the Company has elected, in accordance with the IRC, to be treated as a separate subchapter C corporation for tax purposes. Accordingly, a provision for income taxes of $5,479 has been recorded. The Company’s effective tax rate was 26.1% for the year ended December 31, 2023.
The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. The Company had no NOLs as of December 31, 2023 and 2022, and thus no net deferred tax assets, using the Company’s estimated future effective tax rate of 26.1%. Net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in the Company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity
Members’ equity for the Company consists of capital contributions, distributions, membership contributions and accumulated deficit.
Membership contributions were made to the Company from the successful closing of the offering of Interests and were calculated as the value of Interests sold in the offering. Membership contributions were made by both third parties and the Manager.
Distributions are recorded as declared by the Manager.
Income/(Loss) per Membership Interest
The Company complies with accounting and disclosure requirement of FASB ASC Topic 260, “Earnings per Share.” Income/(loss) per Interest is computed by dividing net income/(loss) by the weighted average number of outstanding Interests during the year. As of December 31, 2023, the income/(loss) per Interest for the Company was $0.17 with a net income of $15,515 and 88,971 Interests outstanding, as compared to no net income or loss with one Interest outstanding as of December 31, 2022, such Interest held by the Manager.
NOTE 4: RELATED PARTY TRANSACTIONS
As of December 31, 2022, there were no related party transactions.
On October 31, 2023, the Company entered into an intercompany agreement with the Manager, pursuant to which the Manager agreed to advance the Company any additional funds required to consummate the acquisition of the Underlying Asset from the Manager.
In anticipation of the closing of the offering of Interests, on October 31, 2023, the Company entered into an assignment of interest, pursuant to which the Manager assigned, transferred and conveyed to the Company the Underlying Asset for consideration of $868,000, such amount to be paid following the closing of the offering of interests.
In connection with the foregoing, the Company entered into an asset management and administrative services agreement with the Manager, in its capacity as both managing member and asset manager, pursuant to which our manager agreed to take any reasonable action necessary to enforce, and cover any cost associated with enforcing, the contractual rights held in connection with the underlying asset. Additionally, the Company entered into a royalty accounting agreement with Royalty Exchange, Inc. (“Royalty Exchange”), pursuant to which Royalty Exchange was engaged to collect royalty payments from Broadcast Music, Inc. as distributor, account for the Company’s interest (the Underlying Asset) and distribute payment to the Company accordingly. The Company agreed to pay Royalty Exchange a fee of 5% of each royalty payment as compensation for these services. During the year ended December 31, 2023, the Company accrued $2,684 in such fees, and on November 17, 2023, the Company paid Royalty Exchange $1,026 of such accrued fees in connection with the receipt of a royalty payment.
On November 30, 2023, the Company finalized the closing the offering of Interests and received and closed subscriptions of $889,700. The Manager acquired three Interests in the offering at the same price paid by other investors, $10 per Interest.
On December 6, 2023, the Company paid the Manager the consideration for the Underlying Asset, $868,000, and the true-up amount described in the intercompany agreement, $21,700, in each case out of the offering proceeds.
On December 6, 2023, the Company paid the Manager the management fee, $1,047. See Note 6, “Free Cash Flow Distributions.”

NOTE 5: MEMBERS’ LIABILITY
The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
NOTE 6: MEMBERS’ EQUITY
The members of the Company have certain rights. A member is entitled to their pro rata share of the net profits derived from the Underlying Asset after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests. There were 88,971 Interests outstanding as of December 31, 2023, and one Interest outstanding as of December 31, 2022, such Interest held by the Manager. During the year ended December 31, 2023, the Company received subscriptions of $889,700. There was no change in members’ equity during the year ended December 31, 2022.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company and liquidating its assets. Upon the liquidation the Company, the Underlying Asset will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates; and thereafter, (iii) first, 100% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to Interest holders. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by the Company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Company.
Any free cash flow generated by the Company from the utilization of any Underlying Asset shall be applied in the following order of priority:
●
to create such reserves as the Manager deems necessary, in its sole discretion; and
●
thereafter (a) 95% to all Interest holders (net of corporate income taxes), which may include the Manager and any of its affiliates, by way of distribution and (b) 5% to the Manager in its capacity as Asset Manager (which amount may be waived by the Asset Manager in its sole discretion).
The 5% paid to the Manager is accounted for as an operating expense (specifically, a management fee) since it is incurred by the Manager in its capacity as Asset Manager in exchange for the provision of services to the Company, rather than being incurred due to the Manager’s ownership position.

On December 6, 2023, the Manager directed, and the Company made, a $19,574 distribution of free cash flow to Interest holders (which includes the Manager), which triggered a $1,047 management fee recorded to operating expenses and paid to the Asset Manager pursuant to the terms of the Operating Agreement and the asset management and administrative services agreement entered into with the Asset Manager. Rounding resulted in a reserve of $320.
Manager’s Interest
At inception, the Manager was granted one Interest for serving as managing member. Following the closing of the Company’s offering and certain transactions contemplated thereby, the Manager holds Interests (the Manager may sell all or any portion of such Interests from time to time following the closing of such offering).
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
The Company does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
NOTE 9: RISKS AND UNCERTAINTIES
The Company’s operations are limited in scope. The Company holds only one asset, the Underlying Asset, has no employees and has no debts or ongoing contractual obligations other than the asset management and administrative services agreement with the Asset Manager, pursuant to which the Asset Manager will provide services that are essential to the Company, such as dividend distributions, Securities and Exchange Commission filings, compliance and other normal operating services, and the Asset Manager funds all of such costs and expenses in exchange for 5% of free cash flow distributions by the Company. As a result of this relationship, the Company is dependent upon the Asset Manager and is totally reliant on the Asset Manager to manage its business.
The Company is subject to an exceptionally high level of concentration risk. The Underlying Asset can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the market for royalty interests, trends relating to broader markets, changes in legal treatment of royalties, changing consumer demand for the underlying royalty-generating content and/or other factors. If yields rise again on U.S. government securities (such as treasury bills), potential buyers of royalty interests may seek lower prices for such interests to account for increased risk and make it extremely difficult to liquidate the royalty interest at an acceptable value or at all.
NOTE 10: SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 28, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the accompanying financial statements.

PART III - EXHIBITS
Exhibit Index

Exhibit No.	Description
2.1	Certificate of Formation of Public Shrek Royalties LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on September 22, 2022)
2.2	Limited Liability Company Agreement of Public Shrek Royalties LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on September 22, 2022)
4.1	Form of Subscription Agreement for Interests (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.1
Broker-Dealer Agreement, dated September 20, 2022, between Public Shrek Royalties LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on September 22, 2022)

6.2	Form of Assignment of Interest, between Otis Wealth, Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.3	Form of Royalty Accounting Agreement, between Royalty Exchange Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.4	Form of Intercompany Agreement, between Otis Wealth, Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.5
Form of Asset Management & Administrative Services Agreement, between Otis Wealth, Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on September 22, 2022)

6.6	PPEX ATS Company Agreement, dated November 9, 2023, between Public Sneaker Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.6 to the Current Report on Form 1-U filed on December 1, 2023)
6.7	Secondary Market Transactions Engagement Letter, dated November 30, 2023, between Public Sneaker Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.7 to the Current Report on Form 1-U filed on December 1, 2023)
99.1	List of Related Works (incorporated by reference to Exhibit 99.1 to the Offering Statement on Form 1-A filed on September 22, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 2024.

PUBLIC SHREK ROYALTIES LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
April 18, 2024
Keith Marshall

Otis Wealth, Inc.		Managing Member	April 18, 2024

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director